Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: February 2, 2017

Annual Meeting 2017 Together. We fuel the future GE Oil and
Gas

Achieving Radical Efficiencies in Oil and Gas Production

Martin Craighead Chairman and Chief Executive Officer Baker
Hughes

copyright 2017 General Electric Company - All rights
reserved

BAKER HUGHES

TOPICS

INDUSTRY INEFFICIENCY: THE CHALLENGE AND OPPORTUNITY

IMPACT ON VALUE CREATION

TECHNOLOGY INNOVATION IS THE SOLUTION

33,000 EMPLOYEES

80 plus COUNTRIES IN WHICH WE OPERATE

EFFICIENT WELLS

OPTIMIZED PRODUCTION

IMPROVED RECOVERY

R.C. Baker Howard Robard Hughes, Sr.

TECHNOLOGY AND INDUSTRY PERFORMANCE

TECHNOLOGY AND INNOVATION COST REDUCTION PRODUCTIVITY
EFFICIENCY RADICAL EFFICIENCIES

FASTER DRILLING AND COMPLETIONS

BETTER WELL PERFORMANCE

LONGER LATERALS

THE PRODUCTION/INEFFICIENCY GAP

Gas Proven (Bcf)

Conventional Onshore

Shale/Tight oil

Oil sands

Offshore shelf

Offshore midwater

Offshore deepwater

1.5 TRILLION PROVEN RESERVES

PRODUCTION INEFFICIENCY (NON-PRODUCTIVE TIME AND INVISIBLE
LOST TIME)

0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% RECOVERY FACTOR

Source: Rystad Energy, 2016

OIL AND GAS RETURN ON INVESTED CAPITAL PERFORMANCE 2009-2014

14% 12% 10% 8% 6% 4% 2% 0% -2% -4% -6%

11.2% 9.0% 2.2 PPTs 6.1% 11.0% 10.3% 6.3% 12.6% 9.2% 3.4
PPTs

Return on Invested Capital (ROIC) Weighted Average Cost of
Capital (WACC) ROIC less WACC

-4.8 PPTs

-4.1 PPTs

Integrated North America Independents - Oil North America
Independents - Gas National Oil Companies

Notes:

(1) Simple average of ROIC and WACC for companies in each
operator segment over 2009-2014.

(2) Integrated companies are: ExxonMobil, Chevron, BP,
Shell, Total, Repsol, and ENI. North America Independents -
Oil are: Pioneer, Devon, Apache, Whiting, Oxy, Noble, and
EOG. North America Independents - Gas are: Chesapeake,
Gulfport, Encana, Southwestern, and Antero. National Oil
Companies are: Petrobras, Ecopetrol, YPF, Rosneft, Lukoil,
Gazprom, Statoil, CNOOC, Sinopec, Petrochina, Petronas, and
Pertamina.

Source: Bloomberg

NORTH AMERICA INDEPENDENTS RETURN ON INVESTED CAPITAL VERSUS
CAPITAL INTENSIVE S and P 500 SUB-SEGMENTS 2009-2015

15% 10% 5% 0% -5% -10% -15%

9.7% -2.9% -12.6 PPTs

5.2% 5.5% -0.3 PPTs

7.9% 6.6% 1.3 PPTs

9.9% 9.1% 0.9 PPTs

3.7% 7.1% -3.4 PPTs

6.8% 7.5% -0.8 PPTs

Return on Invested Capital (ROIC) Weighted Average Cost of
Capital (WACC) ROIC less WACC

North America Independents Utilities Telecom Transportation
Auto Capital Goods

Notes:

(1) Simple average of annual capital-weighted ROIC
(excluding extraordinary items) and WACC for companies in
each industry over 2009-2015.

(2) North American Independents group is based on the S and
P 500 Oil Exploration and Production sub-industry and
includes 18 companies: Apache, Anadarko, Chesapeake, Cabot,
Conoco, Concho, Devon, EOG, EQT, Hess, Marathon, Murphy,
Noble, Newfield, Pioneer, Range Resources, Southwestern, and
Cimarex. Other industries shown correspond to S and P 500
Global Industry Classification Standard (GICS) industry
groups. Number of constituents for each of these industries
is as follows: Utilities: 28; Telecom: 5: Transportation:
15; Automotive: 6; and Capital Goods: 44. Constituents for
each industry are as of January 2017. Only partial data
exist for certain companies during part of the period.

Source: Bloomberg

EFFICIENCY TECHNOLOGY VALUE CREATION

MATERIALS

VIRTUALIZATION AND AUTOMATION

Tools that THINK

Tools that ACT

Tools that HEAL

ADDITIVE MANUFACTURING

Annual Meeting 2017 Together. We fuel the future GE Oil and
Gas

Achieving Radical Efficiencies in Oil and Gas Production

Martin Craighead Chairman and Chief Executive Officer Baker
Hughes

copyright 2017 General Electric Company - All rights
reserved

Legal Disclaimer

Additional Information and Where to Find It

In connection with the proposed transaction between GE and
Baker Hughes, the new NYSE listed corporation ("Newco") will prepare and file with the SEC a registration statement on
Form S-4 that will include a combined proxy
statement/prospectus of Newco and Baker Hughes (the
"Combined Proxy Statement/Prospectus"). Baker Hughes and
Newco will prepare and file the Combined Proxy
Statement/Prospectus with the SEC, and Baker Hughes will
mail the Combined Proxy Statement/Prospectus to its
stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a
substitute for any proxy statement, registration statement,
proxy statement/prospectus or other documents Baker Hughes
and/or Newco may file with the SEC in connection with the
proposed transaction. INVESTORS AND SECURITY HOLDERS ARE
URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED
PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY
AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY
STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER
HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED
TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT
INFORMATION. Investors and security holders will be able to
obtain free copies of the Combined Proxy
Statement/Prospectus and other documents filed with the SEC
by Baker Hughes and/or Newco through the website maintained
by the SEC at www.sec.gov. Investors and security holders
will also be able to obtain free copies of the documents
filed by Newco and/or Baker Hughes with the SEC on Baker
Hughes' website at http://www.bakerhughes.com or by
contacting Baker Hughes Investor Relations at
alondra.oteyza@bakerhughes.com or by calling
+1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and
not intended to and does not constitute an offer to
subscribe for, buy or sell, the solicitation of an offer to
subscribe for, buy or sell or an invitation to subscribe
for, buy or sell any securities or the solicitation of any
vote or approval in any jurisdiction pursuant to or in
connection with the proposed transaction or otherwise, nor
shall there be any sale, issuance or transfer of securities
in any jurisdiction in contravention of applicable law. No
offer of securities shall be made except by means of a
prospectus meeting the requirements of Section 10 of the
Securities Act of 1933, as amended, and otherwise in
accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors,
executive officers and other members of its management and
employees may be deemed to be participants in the
solicitation of proxies in connection with the proposed
transaction. Information regarding the persons who may,
under the rules of the SEC, be deemed participants in the
solicitation of proxies in connection with the proposed
transaction, including a description of their direct or
indirect interests, by security holdings or otherwise, will
be set forth in the Combined Proxy Statement/Prospectus and
other relevant materials when it is filed with the SEC.
Information regarding the directors and executive officers
of GE is contained in GE's proxy statement for its 2016
annual meeting of stockholders, filed with the SEC on March
16, 2016, its Annual Report on Form 10-K for the year ended
December 31, 2015, which was filed with the SEC on February
26, 2016, its Quarterly Report on Form 10-Q/A for the
quarter ended September 30, 2016, which was filed with the
SEC on November 9, 2016 and certain of its Current Reports
filed on Form 8-K. Information regarding the directors and
executive officers of Baker Hughes is contained in Baker
Hughes' proxy statement for its 2016 annual meeting of
stockholders, filed with the SEC on April 11, 2016, its
Annual Report on Form 10-K/A for the year ended December 31,
2015, which was filed with the SEC on February 19, 2016, its
Quarterly Report on Form 10-Q for the quarter ended
September 30, 2016 which was filed with the SEC on October
25, 2016 and certain of its Current Reports filed on Form
8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains "forward-looking" statements as
that term is defined in Section 27A of the Securities Act of
1933, as amended, and Section 21E of the Securities Exchange
Act of 1934, as amended by the Private Securities Litigation
Reform Act of 1995, including statements regarding the
proposed transaction between GE and Baker Hughes. All
statements, other than historical facts, including
statements regarding the expected timing and structure of
the proposed transaction; the ability of the parties to
complete the proposed transaction considering the various
closing conditions; the expected benefits of the proposed
transaction such as improved operations, enhanced revenues
and cash flow, synergies, growth potential, market profile,
customers' business plans and financial strength; the
competitive ability and position of the combined company
following completion of the proposed transaction, including
the projected impact on GE's earnings per share; oil and
natural gas market conditions; costs and availability of
resources; legal, economic and regulatory conditions; and
any assumptions underlying any of the foregoing, are
forward-looking statements. Forward-looking statements
concern future circumstances and results and other
statements that are not historical facts and are sometimes
identified by the words "may," "will," "should,"
"potential," "intend," "expect," "endeavor," "seek,"
"anticipate," "estimate," "overestimate," "underestimate,"
"believe," "could," "project," "predict," "continue,"
"target" or other similar words or expressions.
Forward-looking statements are based upon current plans,
estimates and expectations that are subject to risks,
uncertainties and assumptions. Should one or more of these
risks or uncertainties materialize, or should underlying
assumptions prove incorrect, actual results may vary
materially from those indicated or anticipated by such
forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans,
estimates or expectations will be achieved. Important
factors that could cause actual results to differ materially from such plans, estimates or expectations include, among
others, (1) that one or more closing conditions to the
transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise,
including that a governmental entity may prohibit, delay or
refuse to grant approval for the consummation of the
proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the
required approval by the stockholders of Baker Hughes may
not be obtained; (2) the risk that the proposed transaction
may not be completed in the time frame expected by GE or
Baker Hughes, or at all; (3) unexpected costs, charges or
expenses resulting from the proposed transaction; (4)
uncertainty of the expected financial performance of the
combined company following completion of the proposed
transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay
in completing the proposed transaction or integrating the
businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7)
difficulties and delays in achieving revenue and cost
synergies of the combined company; (8) inability to retain
and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction;
(10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or
investigations may affect the timing or occurrence of the
contemplated merger or result in significant costs of
defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price
changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time
to time in GE's and Baker Hughes' reports filed with the
SEC, including GE's and Baker Hughes' annual report on Form
10-K, periodic quarterly reports on Form 10-Q, periodic
current reports on Form 8-K and other documents filed with
the SEC. The foregoing list of important factors is not
exclusive.

Any forward-looking statements speak only as of the date of
this communication. Neither GE nor Baker Hughes undertakes
any obligation to update any forward-looking statements,
whether as a result of new information or development,
future events or otherwise, except as required by law.
Readers are cautioned not to place undue reliance on any of
these forward-looking statements.